                                                        EXHIBIT 99.(a)(1)(K)


                                 SUPPLEMENT TO
                           OFFER TO PURCHASE FOR CASH
                                 (THE "OFFER")
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                 (THE "SHARES")
   (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS (THE "RIGHTS"))
                                       OF

                               IKOS SYSTEMS, INC.
                                (THE "COMPANY")
                                       AT
                              $11.00 NET PER SHARE
                                       BY

                               FRESNO CORPORATION
                                 ("PURCHASER"),
                          A WHOLLY-OWNED SUBSIDIARY OF

                          MENTOR GRAPHICS CORPORATION
                                   ("MENTOR")

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, MARCH 26, 2002 (THE "EXPIRATION
                 DATE"), UNLESS THE OFFER IS FURTHER EXTENDED.

     THE BOARD OF DIRECTORS OF IKOS SYSTEMS, INC. (THE "COMPANY") HAS UNANIMOUSLY DETERMINED THAT EACH OF THE OFFER AND THE MERGER (AS DEFINED HEREIN) IS FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY, HAS APPROVED THE MERGER AGREEMENT (AS DEFINED HEREIN) AND THE TRANSACTIONS CONTEMPLATED THEREIN, INCLUDING THE OFFER AND THE MERGER, HAS DECLARED THAT THE MERGER AGREEMENT IS ADVISABLE AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     THE OFFER IS CONDITIONED UPON THE CONDITIONS DESCRIBED IN SECTION 9. THE OFFER IS NOT CONDITIONED UPON MENTOR OR PURCHASER OBTAINING FINANCING.

                                   IMPORTANT

     If you wish to tender all or any part of your Shares, prior to the Expiration Date you should either (1) complete and sign the revised (yellow) Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the revised (yellow) Letter of Transmittal included with this Supplement dated March 13, 2002 (the "Supplement"), have your signature thereon guaranteed if required by Instruction 1 to the revised (yellow) Letter of Transmittal, mail or deliver the revised (yellow) Letter of Transmittal (or such facsimile thereof) and any other required documents to the depositary for the Offer and either deliver the certificates for such Shares to the depositary for the Offer along with the revised (yellow) Letter of Transmittal (or a facsimile thereof) or deliver such Shares pursuant to the procedures for book-entry transfers set forth in "The Offer -- Procedure for Tendering Shares and Rights" of the Offer to Purchase dated December 7, 2001, or (2) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you have Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares.

     If you desire to tender your Shares and associated Rights and your certificates for such Shares (or, if applicable, associated Rights) are not immediately available, or you cannot comply with the procedures for book-entry transfers described in the Offer to Purchase on a timely basis, you may tender such Shares by following the procedures for guaranteed delivery set forth in "The Offer -- Procedure for Tendering Shares and Rights."

     A summary of the principal terms of the Offer begins on page 1 of this Supplement.

     If you have questions about the Offer, you may call MacKenzie Partners, Inc., the information agent for the Offer, at its address and telephone number set forth on the back cover of this Supplement. You can also obtain additional copies of this Supplement, the Offer to Purchase, the related revised (yellow) Letter of Transmittal and the Notice of Guaranteed Delivery from MacKenzie Partners, Inc., or your broker, dealer, commercial bank, trust company or other nominee.

     THIS SUPPLEMENT, THE OFFER TO PURCHASE AND THE RELATED REVISED (YELLOW) LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH YOU SHOULD CAREFULLY READ IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

March 13, 2002

                               TABLE OF CONTENTS

                                                                      PAGE
                                                                      ----
INTRODUCTION........................................................    1
 1.  Amended Terms of the Offer; Expiration Date....................    3
 2.  Price Range of Shares; Dividends...............................    3
 3.  Certain Information Concerning the Company.....................    4
 4.  Certain Information Concerning Purchaser and Mentor............    4
 5.  Source and Amount of Funds.....................................    5
 6.  Background of the Offer........................................    5
 7.  Purpose of the Offer...........................................    5
 8.  The Merger Agreement...........................................    5
 9.  Conditions to the Offer........................................   17
10.  Certain Legal Matters; Regulatory Approvals....................   19
11.  Miscellaneous..................................................   19
ANNEX A Section 262 of the Delaware General Corporation Law
  (Delaware Rights of Appraisal)....................................  A-1

To the Holders of Common Stock of IKOS Systems, Inc.:

                                  INTRODUCTION

     The following information amends and supplements the Offer to Purchase dated December 7, 2001 (the "Offer to Purchase") of Fresno Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor" and together with Purchaser, "Mentor Graphics"). Pursuant to this Supplement dated March 13, 2002 (the "Supplement"), Purchaser is now offering to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Common Stock"), of IKOS Systems, Inc., a Delaware corporation ("IKOS" or the "Company"), including the associated rights to purchase Preferred Stock (the "Rights") issued pursuant to the Amended and Restated Rights Agreement, dated January 22, 1999, as amended (the "Rights Agreement"), between the Company and Bank Boston, N.A. (the Common Stock and the Rights together are referred to herein as the "Shares"), at a price of $11.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related revised (yellow) Letter of Transmittal (which together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). Tendering stockholders who have Shares registered in their own name and who tender directly to Wilmington Trust Company (the "Depositary") will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through their broker or bank should consult with such institution as to whether there are any fees applicable to a tender of Shares. Purchaser will pay all charges and expenses of the Depositary and MacKenzie Partners, Inc. (the "Information Agent"). Unless the context requires otherwise, all references to Shares herein shall include the associated Rights, and all references to the Rights shall include all benefits that may inure to the holders of the Rights pursuant to the Rights Agreement.

     Except as otherwise set forth in this Supplement and in the revised (yellow) Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and the related original Letter of Transmittal remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase. Unless the context otherwise requires, capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

     Procedures for tendering Shares are set forth in Section 4 of the Offer to Purchase. Tendering stockholders may continue to use the original Letter of Transmittal and the original Notice of Guaranteed Delivery previously circulated with the Offer to Purchase, or they may use the revised (yellow) Letter of Transmittal and the revised (green) Notice of Guaranteed Delivery circulated with this Supplement. While the Letter of Transmittal previously circulated with the Offer to Purchase refers only to the Offer to Purchase, stockholders using such document to tender their Shares will nevertheless be deemed to be tendering pursuant to the amended Offer (including the amendments and supplements made by this Supplement) and will receive the Offer price per Share described in this Supplement if Shares are accepted for payment and paid for by Purchaser pursuant to the Offer.

     SHARES PREVIOUSLY VALIDLY TENDERED AND NOT WITHDRAWN CONSTITUTE VALID TENDERS FOR PURPOSES OF THE OFFER. STOCKHOLDERS ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION WITH RESPECT TO SUCH SHARES IN ORDER TO RECEIVE THE OFFER PRICE OF $11.00 PER SHARE IF SHARES ARE ACCEPTED FOR PAYMENT AND PAID FOR BY PURCHASER PURSUANT TO THE OFFER, EXCEPT AS MAY BE REQUIRED BY THE GUARANTEED DELIVERY PROCEDURE IF SUCH PROCEDURE WAS UTILIZED. SEE SECTION 5 OF THE OFFER TO PURCHASE FOR THE PROCEDURES FOR WITHDRAWING SHARES TENDERED PURSUANT TO THE OFFER.

     The Company and Mentor Graphics have entered into an Agreement and Plan of Merger, dated as of March 12, 2002 (the "Merger Agreement"), which provides for, among other things, (i) the amendment and restatement of the conditions to the Offer as set forth in their entirety in Section 9 of this Supplement, (ii) the amendment to the Offer such that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Tuesday, March 26, 2002, unless further extended, and (iii) the merger of Purchaser with and into the Company (the "Merger") as promptly as is practicable following the consummation of the Offer. In the Merger, each Share issued and outstanding immediately prior to the Merger (other than any Shares held in the treasury of the Company, by Mentor Graphics, by any subsidiary of Mentor Graphics, or by any wholly-owned subsidiary of the Company and other than any Dissenting Shares (as such term is defined in the Merger Agreement)) shall be converted into the right to receive $11.00 in cash, payable to the holder thereof, without interest thereon, upon surrender of the certificate formerly representing such Share.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT EACH OF THE OFFER AND THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY, HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREIN, INCLUDING THE OFFER AND THE MERGER, HAS DECLARED THAT THE MERGER AGREEMENT IS ADVISABLE AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     Pursuant to the Merger Agreement, the Company has represented that it has amended the Rights Agreement to provide that neither Mentor Graphics nor any of its "affiliates" or "associates" (each as defined in the Rights Agreement), including Purchaser, shall be deemed an Acquiring Person (as defined in the Rights Agreement), that the Distribution Date (as defined in the Rights Agreement) shall not be deemed to occur, and that the Rights will not separate from the Shares as a result of the entering into the Merger Agreement, the commencement of the Offer or the consummation of the Merger or the other transactions contemplated thereby. The Company has also agreed that it will take all necessary action to cause the dilution provisions of the Rights Agreement to be inapplicable to the transactions contemplated by the Merger Agreement, without any payment to holders of the Rights issued pursuant to the Rights Agreement. The Company has also taken the necessary action to render Section 203 of the Delaware General Corporation Law (the "DGCL") inapplicable to the Offer and the Merger.

     The Company has advised Mentor Graphics that each member of the Company's Board of Directors and each of the Company's executive officers intends to tender all Shares owned by such persons pursuant to the Offer, except to the extent of any restrictions created by Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The Company's financial advisor, Needham & Company, Inc. has delivered to the Company's Board of Directors a written opinion dated March 11, 2002 that, as of that date and based upon and subject to the matters stated in the opinion, the consideration to be received by the holder of Shares in the Offer and the Merger is fair to those holders (other than Mentor and its affiliates) from a financial point of view. This opinion is set forth in full as an annex to the Company's Amendment No. 14 to the Solicitation/ Recommendation Statement on
Schedule 14D-9 filed on March 13, 2002 and should be read in its entirety.

     On March 6, 2002, there were approximately 9,662,314 Shares outstanding and there were approximately 3,196,392 Shares subject to issuance pursuant to outstanding stock options, each according to the Company, and, as of such date, 841,600 Shares were beneficially owned by Mentor Graphics.

     THIS SUPPLEMENT, THE OFFER TO PURCHASE AND THE RELATED REVISED (YELLOW) LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH YOU SHOULD CAREFULLY READ IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

                                   THE OFFER

     1. Amended Terms of the Offer; Expiration Date. Pursuant to the Merger Agreement, Purchaser has agreed to amend the Offer to revise certain of the conditions to the Offer. The conditions upon which the Offer is conditioned are described in Section 9 of this Supplement. Purchaser reserves the right (but shall not be obligated), subject to the provisions of the Merger Agreement, to waive in its reasonable discretion any or all of such conditions.

     The Offer has been amended such that the Offer will expire at 12:00 midnight, New York City time, on Tuesday, March 26, 2002, unless and until Purchaser, subject to the provisions of the Merger Agreement, shall have extended the period during which the Offer is open. The term "Expiration Date" shall mean 12:00 midnight, New York City time, on Tuesday, March 26, 2002 or any later time and date at which the Offer, as so extended by Purchaser, shall expire. As of the close of business on March 12, 2002, approximately 558,002 Shares had been tendered and not withdrawn pursuant to the Offer. See Section 8 of this Supplement for a description of the provisions of the Merger Agreement regarding extensions of the Offer by Purchaser.

     The Company has amended the Rights Agreement to provide that neither Mentor nor any of Mentor's "affiliates" or "associates," including Purchaser, will be deemed an Acquiring Person, that the Distribution Date will not be deemed to occur, and that the Rights will not separate from the Shares as a result of the entering into the Merger Agreement, the commencement of the Offer or the consummation of the Merger. The Company has also taken the necessary action to render Section 203 of the Delaware General Corporation Law (the "DGCL") inapplicable to the Offer and the Merger.

     Under Exchange Act Rule 14d-11, Purchaser may, subject to certain conditions, provide a subsequent offering period of from three to 20 business days in length following the expiration of the Offer on the Expiration Date. A subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer. A subsequent offering period, if one is included, is not an extension of the Offer, which already will have been completed.

     Purchaser does not currently intend to include a subsequent offering period in the Offer, although it reserves the right to do so in its sole discretion. Under Exchange Act Rule 14d-7, no withdrawal rights apply to Shares and Rights tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares and Rights tendered in the Offer and accepted for payment. Purchaser will pay the same consideration to stockholders tendering Shares in the Offer or in a subsequent offering period, if it includes one.

     STOCKHOLDERS WILL BE REQUIRED TO TENDER ONE RIGHT (SUBJECT TO ADJUSTMENT) FOR EACH SHARE TENDERED IN ORDER TO EFFECT A VALID TENDER OF SHARES UNDER THE OFFER. UNLESS A DISTRIBUTION DATE OCCURS, A TENDER OF SHARES WILL ALSO CONSTITUTE A TENDER OF THE ASSOCIATED RIGHTS.

     The Company has agreed to provide Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. Following receipt of such lists from the Company, Purchaser will mail this Supplement, the revised (yellow) Letter of Transmittal and other relevant materials to record holders of Shares whose names appear on the Company's stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

     2. Price Range of Shares; Dividends. The reported high and low bid quotations for the Shares on the Nasdaq National Market during the 2002 (through March 12, 2002) were $12.02 and $10.60, respectively. On March 11, 2002, the last full day of trading prior to the announcement of the execution of the Merger Agreement, the reported closing bid price per Share reported on the Nasdaq National Market was $11.47. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

     In the Merger Agreement, the Company has agreed not to declare or pay any dividend or distribution with respect to its capital stock.

     3.  Certain Information Concerning the Company.

     General. The Company is a Delaware corporation, with principal executive offices at 79 Great Oaks Boulevard, San Jose, California 95119. The telephone number of the Company's executive offices is (408) 284-0400. The Company develops, manufactures, markets, and supports acceleration and verification systems for the verification of integrated circuits. The Company differentiates its verification solutions with hardware acceleration systems and emulation systems which compile and integrate both emulation and acceleration hardware into the design flow. The Company also provides services to customers to assist in the integration and deployment of the Company's proprietary verification solutions.

     Available Information. The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the SEC's public reference facilities at Room 1024 -- Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material can also be obtained at prescribed rates by writing to the SEC's Public Reference Section at the address set forth above, by calling (800) SEC-0330 or by accessing the SEC's Web site at http://www.sec.gov.

     Except as otherwise stated in this Supplement, the information concerning the Company contained herein has been taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available. Although Mentor Graphics has no knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, Mentor Graphics takes no responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to Mentor Graphics.

     4.  Certain Information Concerning Purchaser and Mentor.

     General. Purchaser is a Delaware corporation incorporated on December 3, 2001, with principal executive offices at 8005 S.W. Boeckman Road, Wilsonville, Oregon 97070-7777. The telephone number of Purchaser's principal executive offices is (503) 685-7000. To date, Purchaser has engaged in no activities other than those incident to Purchaser's formation and the commencement, continuation and amendment of the Offer. Purchaser is a wholly-owned subsidiary of Mentor.

     Mentor is an Oregon corporation with principal executive offices at 8005 S.W. Boeckman Road, Wilsonville, Oregon 97070-7777. The telephone number of Mentor's executive offices is (503) 685-7000. Mentor manufactures, markets and supports software and hardware electronic design automation ("EDA") products and provides related services which enable engineers to design, analyze, simulate, model, implement and verify the components of electronic systems. In 1996, Mentor expanded its product offerings beyond traditional EDA to include (1) intellectual property products and services intended to increase design efficiency by delivering standard, reusable functions for the design of hardware components and (2) embedded software development and system verification tools intended to shorten product time-to-market by allowing for simultaneous development and testing of hardware and embedded software. Mentor markets its products primarily to large companies in the communications, computer, semiconductor, consumer electronics, aerospace and transportation industries. Customers use Mentor's software in the design of such diverse products as supercomputers, automotive electronics, telephone-switching systems, cellular base stations and handsets, computer network hubs and routers, signal processors and personal computers.

     Available Information. Mentor is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Mentor is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with Mentor. Such reports, proxy statements and other information should be available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to the Company in "Certain Information Concerning the Company -- Available Information."

     5. Source and Amount of Funds. We will need approximately $100 million to purchase all of the outstanding Shares pursuant to the Offer and to pay related fees and expenses. Purchaser intends to obtain all funds needed for the Offer and the Proposed Merger through a capital contribution or a loan from Mentor. Mentor plans to provide the funds for such capital contribution or loan from its available cash and working capital. The Offer is not subject to any financing condition.

     6.  Background of the Offer.

     On January 16, 2002, counsel to Mentor and Purchaser, delivered a letter to counsel to the Company enclosing the Merger Agreement for execution by the Company. Although the Company's Board of Directors concluded that the Merger Agreement would result in a Superior Proposal as defined in the Synopsys Agreement, on January 21, 2002, counsel to Mentor and Purchaser received a letter from counsel to the Company enclosing a form of nondisclosure agreement. On January 22, 2002, the Company filed an amendment to its Schedule 14D-9 stating that the Company's Board of Directors recommended against terminating the Synopsys Agreement.

     On February 26, 2002, Mentor Graphics issued a press release indicating that the Offer was extended until March 8, 2002 and that it had waived the condition to the Offer that there shall not have occurred any decline in either the Dow Jones Industrial Average, the Standard & Poor's 500 Index or the Nasdaq National Market by an amount in excess of 10% measured from the close of business on December 7, 2001.

     On March 12, 2002, the Company terminated the Synopsys Agreement and Mentor, Purchaser and the Company entered into the Merger Agreement. Pursuant to the Merger Agreement, Purchaser agreed to extend the Offer to 12:00 midnight, New York City time, on Tuesday, March 26, 2002, unless further extended.

     On March 12, 2002, Mentor and the Company issued a joint press release announcing the execution of the Merger Agreement.

     7. Purpose of the Offer. The purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, the Company. In the Merger Agreement, Mentor and the Company have agreed to effect the Merger in accordance with the provisions of the Merger Agreement as promptly as practicable following expiration of the Offer. Set forth below is a summary of the material terms of the Merger Agreement.

     The Offer does not constitute a solicitation of proxies for any meeting of the Company's stockholders. Any such solicitation which Purchaser might make would be made only pursuant to separate proxy materials complying with the requirements of the Exchange Act.

     8. The Merger Agreement. The following is a description of the material aspects of the proposed merger and related transactions, including the Merger Agreement and certain related agreements. The Merger Agreement has been filed as an exhibit to Mentor Graphics' Schedule TO and is incorporated by reference herein. While we believe that the following description covers the material terms of the Merger and the related transactions, the description may not contain all of the information that is important to you. You should read this entire document and the other documents we refer to carefully for a more complete understanding of the Merger and the related transactions.

AMENDED OFFER

     The Company and Mentor Graphics have entered into the Merger Agreement which provides for, among other things, (i) the amendment and restatement of the conditions to the Offer as set forth in their entirety in Section 9 of this Supplement, (ii) the amendment to the Offer such that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Tuesday, March 26, 2002 unless further extended and

(iii) the merger of Purchaser with and into the Company as promptly as is practicable following the consummation of the Offer. In the Merger, each Share issued and outstanding immediately prior to the Merger (other than any Shares held in the treasury of the Company, by Mentor Graphics, by any subsidiary of Mentor Graphics, or by any wholly-owned subsidiary of the Company and other than any Dissenting Shares (as such term is defined in the Merger Agreement)) shall be converted into the right to receive $11.00 in cash, payable to the holder thereof, without interest thereon, upon surrender of the certificate formerly representing such Share.

     Purchaser has also agreed that it will not, without the prior written consent of the Company, decrease the price per Share or change the form of consideration payable in the Offer, decrease the number of Shares sought or extend the Offer (other than as set forth in the next paragraph), impose additional conditions to the Offer or amend any other term of the Offer in any manner adverse to the holders of Shares. Purchaser further agreed that, upon the terms and subject to the conditions of the Offer, Purchaser will accept for payment and will purchase, as soon as permitted under the terms of the Offer, all Shares validly tendered and not withdrawn prior to the expiration of the Offer.

     IKOS and Purchaser also agreed that Purchaser shall not terminate or withdraw the Offer or extend the scheduled Expiration Date unless at the Expiration Date any of the conditions to the Offer described in Annex II of the Merger Agreement (as set forth in their entirety in Section 9 of this Supplement) shall not have been satisfied or earlier waived. If at the Expiration Date, any such condition shall not have been satisfied or earlier waived, Purchaser may and, if requested by the Company, will (subject to certain exceptions) extend the Expiration Date on one or more occasions for an additional period or periods of up to ten business days at a time until September 14, 2002. Purchaser may extend the Offer for up to ten business days in the event that (i) the conditions to the Offer shall have been satisfied at the Expiration Date and (ii) the number of Shares tendered and not withdrawn represent more than 50% but less than 90% of the issued and outstanding shares of the Company Common Stock.

STRUCTURE OF THE MERGER

     IKOS and Mentor Graphics have entered into a Merger Agreement that provides for the Offer and subsequent merger of Purchaser, a newly formed wholly-owned subsidiary of Mentor, with and into IKOS. IKOS will be the surviving corporation in the Merger and will become a wholly-owned subsidiary of Mentor. If Mentor Graphics accepts for payment and pays for the number of Shares that represent, together with Shares owned by Mentor Graphics, at least 90% of the outstanding Shares, Mentor Graphics would have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company.

     Upon completion of the Merger, IKOS' stockholders will receive $11.00 per Share in cash in exchange for their IKOS shares.

COMPLETION AND EFFECTIVENESS OF THE MERGER

     The merger will be completed when all of the conditions of the Merger are waived or satisfied. The merger will become effective upon the filing of the certificate of merger with the Secretary of State for the State of Delaware.

EXCHANGE OF IKOS STOCK CERTIFICATES FOR $11.00 PER SHARE IN CASH

     Mentor Graphics' transfer agent, Wilmington Trust Company Investor Services, LLC, who will act as exchange agent, has mailed to you the revised (yellow) Letter of Transmittal and instructions for use in surrendering your IKOS stock certificates in exchange for $11.00 per Share in cash. When you deliver your IKOS stock certificates to the exchange agent along with a properly executed Letter of Transmittal and any other required documents, your IKOS stock certificates will be canceled and you will receive $11.00 per Share in cash, without interest, upon consummation of the Offer.

YOU SHOULD NOT SUBMIT YOUR STOCK CERTIFICATES FOR EXCHANGE UNTIL YOU HAVE COMPLETED THE REVISED (YELLOW) LETTER OF TRANSMITTAL AND INSTRUCTIONS REFERRED TO ABOVE.

TREATMENT OF IKOS STOCK OPTIONS AND STOCK INCENTIVE PLANS

     Upon completion of the Merger, each outstanding option to purchase Shares issued under IKOS' 1995 Stock Option Plan, 1995 Outside Directors Stock Option Plan, 2000 Nonstatutory Stock Option Plan and Virtual Machine Works 1994 Incentive Stock Option Plan and all non-plan options listed in the Merger Agreement will be assumed by Mentor Graphics regardless of whether the options are vested or unvested. Each IKOS stock option, which will be assumed by Mentor Graphics, will continue to have the same terms, and be subject to the same conditions, that were applicable to the option immediately prior to completion of the Merger, except that:

     - each IKOS stock option will be exercisable for shares of Mentor Graphics common stock;

     - the number of shares of Mentor Graphics common stock issuable upon exercise of any given IKOS option will be determined by multiplying the option exchange ratio (as defined below) by the number of Shares underlying the option, rounded down to the nearest whole number; and

     - the per share exercise price of any given IKOS option will be determined by dividing the exercise price of the IKOS option immediately prior to completion of the Merger by the option exchange ratio (as defined below), rounded up to the nearest whole cent.

     For the purposes of the Merger Agreement, "option exchange ratio" shall mean the quotient obtained by dividing (i) $11.00 per share by (ii) the average last sale price per share of Mentor common stock on the Nasdaq National Market as reported in The Wall Street Journal (or, if any party disputes the accuracy of the prices therein reported, another mutually agreeable authoritative source) for the ten full trading-day period ending on the fifth full trading day prior to the closing date of the Merger.

     As of March 6, 2002, directors and executive officers of IKOS held stock options, both vested and unvested, to purchase an aggregate of 1,301,073 shares of IKOS common stock under the 1995 Stock Option Plan, 1995 Outside Directors Stock Option Plan, 2000 Nonstatutory Stock Option Plan and Virtual Machine Works 1994 Incentive Stock Option Plan. All of the unvested option shares held by IKOS non-employee directors and granted under the 1995 Outside Directors Stock Option Plan will accelerate and become fully vested and exercisable immediately prior to the Merger, pursuant to their existing stock option agreements, without any action by IKOS or Mentor Graphics.

     Neither the execution and delivery of the Merger Agreement nor the consummation of the transactions contemplated thereby will:

     - result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any, current or former, director or employee or service provider of IKOS or any of its subsidiaries, other than potential excess parachute payments under
       Section 280G of the Internal Revenue Code as described below;

     - increase any benefits otherwise payable by IKOS or its subsidiaries; or

     - result in the acceleration of the time of payment or vesting of any such benefits other than the acceleration and vesting of all unvested options granted under the Company's 1995 Outside Directors Stock Option Plan.

     However, pursuant to existing severance agreements, in the event Gerald Casilli, Christoph Ditzen, Thomas Gardner, Daniel Hafeman, Robert Hum, Ramon Nunez, or Joseph Rockom is terminated without cause or resigns for good reason within one year of the Merger, then all of the terminated individual's unvested option shares will become fully vested and exercisable on such termination date.

     IKOS has retained an outside consultant to conduct an analysis to ascertain whether any payments or acceleration of options made to Gerald Casilli, Thomas Gardner, Daniel Hafeman, Robert Hum, Ramon

Nunez and Joe Rockom, could result in excess parachute payments under Section 280G of the Internal Revenue Code. Depending on a variety of factors, including length of continued employment for those individuals, it is possible that excess parachute payments under Section 280G could result.

     Mentor Graphics has agreed to file a registration statement on Form S-8 following the closing of the Merger covering shares of Mentor Graphics common stock issuable upon the exercise of outstanding IKOS options granted to employees, officers and directors of IKOS.

TREATMENT OF OUTSTANDING PURCHASE RIGHTS UNDER THE IKOS 1996 EMPLOYEE STOCK PURCHASE PLAN

     Each outstanding purchase right under the IKOS 1996 Employee Stock Purchase Plan will be exercised immediately prior to the effective time of the Merger and each participant will be issued shares at that time which will be converted into the right to receive $11.00 per share. The IKOS 1996 Employee Stock Purchase Plan will terminate with the exercise date described above and no purchase rights will be subsequently granted or exercised under the IKOS 1996 Employee Stock Purchase Plan and no IKOS 1996 Employee Stock Purchase Plan payroll deductions from IKOS employees will be made thereafter. IKOS employees who meet the eligibility requirements for participation in the Mentor Graphics Employee Stock Purchase Plan will be eligible to begin payroll deductions under the Mentor Graphics Employee Stock Purchase Plan as of the start date of the first offering period thereunder beginning after the effective time of the Merger.

REPRESENTATIONS AND WARRANTIES

     IKOS and Mentor Graphics each made a number of representations and warranties in the Merger Agreement regarding authority to enter into the Merger Agreement and to consummate the Merger and the other transactions contemplated by the Merger Agreement and with regard to aspects of their respective business, financial condition, structure and other facts pertinent to the Merger.

     The representations made by IKOS to Mentor Graphics cover the following topics as they relate to IKOS and its subsidiaries:

     - IKOS' valid organization, good standing and qualification, power and authority to conduct business;

     - IKOS' capitalization;

     - authorization of the Merger and the transaction agreements by IKOS;

     - the absence of legal or contractual conflicts resulting from the Merger Agreement;

     - governmental and regulatory consents, approvals, orders, authorizations, registrations, declarations and filings required to enter into the Merger Agreement or consummate the Merger;

     - IKOS' filings and reports with the SEC;

     - IKOS' financial statements;

     - changes in IKOS' business from March 31, 2001 through July 2, 2001;

     - absence of undisclosed liabilities;

     - pending or threatened litigation involving IKOS;

     - the absence of restrictions on IKOS' business activities;

     - the possession of and compliance with governmental permits, licenses and other authorizations;

     - title to the properties owned or leased;

     - intellectual property used, owned and licensed by IKOS and infringement of intellectual property rights;

     - compliance with environmental laws;

     - matters relating to taxes;

     - matters relating to employee benefit plans;

     - transactions with interested parties;

     - matters relating to employees and the effect of the Merger on obligations to employees, directors and officers;

     - insurance coverage;

     - compliance with applicable laws;

     - the vote required of the IKOS stockholders to approve the Merger;

     - the termination of the Agreement and Plan of Merger and Reorganization dated July 2, 2001 by and among IKOS, Synopsys, Inc. and Oak Merger Corporation (the "Synopsys Agreement");

     - the IKOS board of directors' approval of the Merger;

     - the inapplicability of the Rights Agreement or state anti-takeover control share statutes to the Merger;

     - brokers' and finders' fees incurred in connection with the Merger;

     - opinion of IKOS' financial advisor;

     - certain IKOS customers, supplier and order backlog matters;

     - the absence of legal or contractual violations or defaults by IKOS; and

     - agreements or transactions that might diminish the expected economic value to Mentor Graphics of the acquisition of IKOS.

     The representations made by Mentor Graphics to IKOS cover the following topics as they relate to Mentor Graphics:

     - valid organization, good standing, qualification, power and authority to conduct the business of Mentor Graphics;

     - authorization of the Merger by Mentor Graphics;

     - the absence of legal or contractual conflicts resulting from the Merger Agreement;

     - governmental and regulatory consents, approvals, orders, authorizations, registrations, declarations and filings required to enter into the Merger Agreement or consummate the Merger;

     - pending or threatened litigation involving Mentor Graphics;

     - information supplied by Mentor Graphics in the documents required to be filed by Mentor Graphics with the SEC;

     - approval of the Merger by the Mentor Graphics board of directors;

     - brokers' and finders' fees incurred in connection with the Merger;

     - ownership of IKOS common stock by Mentor Graphics and its subsidiaries;
       and

     - no financing condition.

     For the full text and details of the representations and warranties made by IKOS to Mentor Graphics and by Mentor Graphics to IKOS, see Articles III and IV of the Merger Agreement entitled "Representations and Warranties of Company" and "Representations and Warranties of Mentor Graphics and Merger Sub."

     Mentor Graphics' representations and warranties in the Merger Agreement are solely for the benefit of IKOS and are not for the benefit, and create no legal rights in favor, of IKOS stockholders or any other person. Likewise, IKOS' representations and warranties in the Merger Agreement are solely for the benefit of Mentor Graphics and are not for the benefit, and create no legal rights in favor, of any other person. In addition, IKOS' representations and warranties speak only as of July 2, 2001 or as of the date of the Merger Agreement or the other dates specified in particular representations and warranties. Mentor Graphics' representations and warranties are as of the date of the Merger Agreement or the other dates specified in particular representations and warranties. Except as set forth in the covenants, agreements and closing conditions in the Merger Agreement, neither party is under an obligation to update or repeat its representations and warranties. Accordingly, stockholders and investors should not rely on the parties' representations and warranties in the Merger Agreement.

IKOS' CONDUCT OF BUSINESS BEFORE COMPLETION OF THE MERGER

     IKOS agreed that until the completion of the Merger, the termination of the Merger Agreement, or unless Mentor Graphics consents in writing, IKOS and its subsidiaries will carry on their respective businesses in the ordinary course in the same manner as previously conducted, pay their respective debts and taxes when due, subject to good faith disputes, pay or perform other material obligations when due and will operate their respective businesses in the ordinary course and consistent with their past practices, and otherwise use their commercially reasonable efforts consistent with past practices to preserve their businesses.

     IKOS also agreed to promptly notify Mentor Graphics of any material event which could reasonably be expected to have a material adverse effect on IKOS or the occurrence of events outside the usual course of business. IKOS also agreed to customary restrictions for a transaction of this type, including restrictions on entering into new material contracts, transferring intellectual property, incurring debt other than under its existing revolving credit agreement, making acquisitions of business, changing its accounting policies and amending its employee benefit plans, among other things.

     IKOS' obligations, and the restrictions on IKOS' conduct, between the signing of the Merger Agreement and the closing of the Merger are for the sole benefit of Mentor Graphics, and may be waived by Mentor Graphics without public disclosure, and are not for the benefit, and create no legal rights in favor, of any other person.

     Stockholders and investors should not rely on IKOS' covenants and agreements in the Merger Agreement and should not assume or infer from those covenants and agreements that IKOS has in fact taken any of the actions required by those covenants and agreements or refrained from taking any of the actions prohibited by those covenants and agreements.

CONDITIONS TO THE MERGER

     The conditions to the Offer are set forth in Section 9 of this Supplement.

TERMINATION OF THE MERGER AGREEMENT

     At any time prior to the completion of the Merger, the Merger Agreement may be terminated and the Merger abandoned:

     - by mutual consent of the boards of directors of Mentor Graphics and IKOS;

     - by either Mentor Graphics or IKOS, by written notice to the other party, if:

                 - the closing has not occurred on or before September 14, 2002,

                 - any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable, provided that the terminating party used commercially reasonable efforts to have such injunction or other order lifted; or

                 - any required vote of the stockholders of IKOS shall not have been obtained at a duly held meeting of stockholders or at any adjournment thereof (provided that IKOS shall not have the right to terminate the Merger Agreement where the failure to obtain such stockholder approval shall have been caused by the action or failure to act of IKOS and such action or failure constitutes a breach of the Merger Agreement); provided that if the Merger Agreement is terminated by either Mentor Graphics or IKOS as a result of the IKOS stockholders disapproving the Merger, IKOS may be required to pay a termination fee of up to $3.8 million as described in the section titled "-- Payment of Termination Fees and Expenses";

     - by Mentor Graphics, by written notice to IKOS, if:

                 - any of IKOS' representations and warranties in the Merger
                   Agreement would be inaccurate if made as of the time of such notice, or IKOS shall have breached any of its covenants, agreements or obligations in the Merger Agreement; and:

                           - the condition relating to the accuracy of IKOS'
                             representations and warranties and the performance or compliance by IKOS with its covenants, agreements or obligations contained in the Merger Agreement would not be satisfied if such inaccuracy or breach were to remain uncured; and

                           - such inaccuracy or breach, if curable, is not cured
                             within 30 business days after receipt by IKOS of written notice of such inaccuracy or breach;

      - a trigger event shall have occurred or a takeover proposal shall have been made (each as further explained below) and, in either case, shall not have been absolutely and unconditionally abandoned or withdrawn, and the board of directors of IKOS, if so requested by Mentor Graphics, does not within ten business days of such request:

                 - reconfirm its unanimous recommendation of the approval of the
                   Merger Agreement and the transactions contemplated thereby;
                   and

                 - reject such takeover proposal or trigger event (in the case of a takeover proposal or trigger event involving a tender or exchange offer);

     - the IKOS board of directors shall have failed to unanimously recommend that IKOS stockholders vote to approve the Merger and adopt the Merger Agreement, or shall have withdrawn or modified that recommendation in a manner adverse to Mentor Graphics or shall have resolved to do any of the foregoing;

     - the IKOS board of directors shall have recommended, endorsed, approved, accepted or agreed to a takeover proposal, or shall have entered into any letter of intent or similar document or agreement relating to another takeover proposal, or shall have resolved to do any of the foregoing; or

     - IKOS or any IKOS representative shall have breached IKOS' no-shop obligations relating to other potential takeover proposals.

     - by IKOS, by written notice to Mentor Graphics, if:

                 - any of Mentor Graphics' representations and warranties in the
                   Merger Agreement would be inaccurate if made as of the time of such notice, or Mentor Graphics shall have breached any of its covenants, agreements or obligations in the Merger Agreement;

                 - the condition relating to the accuracy of Mentor Graphics'
                   representations and warranties and the performance or compliance by Mentor Graphics with its covenants contained in the Merger Agreement would not be satisfied if such inaccuracy or breach were to remain uncured; and

                 - such inaccuracy or breach, if curable, is not cured within 30 business days after receipt by Mentor Graphics of written notice of such inaccuracy or breach.

     - by IKOS, by written notice to Mentor Graphics, if IKOS has received a takeover proposal constituting a "superior proposal" (as defined below), and:

                 - the board of directors of IKOS has determined that it desires to approve entering into a written agreement providing for such superior proposal and has so notified Mentor Graphics;

                 - five business days have elapsed after Mentor Graphics'
                   receipt of such written notification, and during such five business-day period IKOS has reasonably cooperated with Mentor Graphics with the intent of enabling Mentor Graphics to make an offer that is at least as favorable to the stockholders of IKOS as such superior proposal;

                 - prior to 6:00 p.m. California time on the fifth business day of such five business-day period Mentor Graphics has not made an offer that is at least as favorable to IKOS' stockholders as such superior proposal;

                 - at the end of such five business-day period the board of directors of IKOS reasonably believes that such takeover proposal continues to be a superior proposal; and

                 - IKOS, prior to such termination, pays to Mentor Graphics in immediately available funds the termination fee required to be paid pursuant to the Merger Agreement.

     If the Merger Agreement is terminated, it will be of no further effect and none of the parties to the Merger Agreement will have any liability or obligations in respect of the Merger Agreement, except for liabilities relating to:

     - breaches of confidentiality obligations;

     - obligations to pay expenses and termination fees under the Merger Agreement; and

     - willful or intentional breaches of representations or warranties and breaches of covenants or agreements set forth in the Merger Agreement.

     For purposes of the Merger Agreement, a "trigger event" occurs if any person acquires beneficial ownership of securities representing 15% or more of the outstanding shares of any class of capital stock or voting power of IKOS, or commences a tender or exchange offer, open market purchase program or other publicly announced initiative following the successful consummation of which such person or group would beneficially own securities representing 15% or more of the outstanding shares of any class of capital stock or voting power of IKOS.

     For purposes of the Merger Agreement, a "takeover proposal" means any agreement, offer or proposal, whether written or oral, for:

     - a merger, reorganization, share exchange, consolidation, or other business combination involving IKOS or any of its subsidiaries which would result in the holders of IKOS' common stock immediately prior to the consummation of such transaction holding less than 85% of the outstanding shares of any class of capital stock or voting power of the surviving, resulting or acquiring entity immediately following the consummation of such transaction;

     - a tender offer for securities of IKOS, which, if successful, would result in the tender offeror, either alone or as part of a group, holding beneficial ownership of 15% or more of the outstanding shares of any class of capital stock or voting power of IKOS immediately following the consummation of such tender offer;

     - the acquisition of 15% or more of the outstanding shares of any class of capital stock or voting power of IKOS; or

     - the acquisition of 15% or more of the assets of IKOS and its subsidiaries (either on the basis of book value or fair market value, calculated in each case on a consolidated basis), other than, in each case, the transactions contemplated by the Merger Agreement.

     For purposes of payment of termination fees (described below), references to 15% above are increased to 40% and all references to 85% are reduced to 60%.

     For purposes of the Merger Agreement a "superior proposal" means a takeover proposal that the IKOS board determines in good faith would result in a transaction more favorable to IKOS' stockholders from a financial point of view than the Merger after consulting with its outside financial advisor and after considering all terms and conditions, including the likelihood and timing of consummation.

PAYMENT OF TERMINATION FEES AND EXPENSES

     Whether or not the Merger is consummated, the Merger Agreement provides that each party will bear its own costs and expenses incurred in connection with the Merger Agreement and the Merger, except that the following expenses shall be shared equally by Mentor Graphics and IKOS:

     - expenses incurred in connection with printing proxy materials and tender offer documents; and

     - registration and filing fees incurred in connection with proxy materials and tender offer documents.

     In addition to any expenses otherwise payable, IKOS is required by the Merger Agreement to pay Mentor Graphics a termination fee of up to $3.8 million:

     - If Mentor Graphics terminates the Merger Agreement under any of the following circumstances, in which case the termination fee is due and payable two business days after termination:

         - a trigger event has occurred or takeover proposal has been made and, in either case, has not been absolutely and unconditionally abandoned or withdrawn, and the board of directors of IKOS, if requested by Mentor Graphics, does not within ten business days of that occurrence: (A) reconfirm its unanimous recommendation of the approval of the Merger Agreement, the Merger and the transactions contemplated thereby, and (B) reject the takeover proposal or trigger event (in the case of a takeover proposal or trigger event involving a tender or exchange offer);

         - the IKOS board of directors has failed to unanimously recommend that IKOS' stockholders vote to approve the Merger and adopt the Merger Agreement, or shall have withdrawn or modified its recommendation in a manner adverse to Mentor Graphics, or shall have resolved to do any of the foregoing;

         - the IKOS board of directors has recommended, endorsed, accepted, approved, or otherwise agreed to a takeover proposal, or shall have resolved to do any of the foregoing; or

         - there has been a breach of IKOS' no-shop obligations or restrictions.

     - If IKOS terminates the Merger Agreement under the following circumstances, in which case IKOS is required to pay the termination fee prior to termination of the Merger Agreement:

         - IKOS has received a takeover proposal constituting a superior proposal;

         - the board of directors of IKOS has determined that it desires to approve entering into a written agreement providing for such superior proposal and has so notified Mentor Graphics in writing;

         - five business days have elapsed after Mentor Graphics' receipt of such written notification, and during such five business-day period IKOS has reasonably cooperated with Mentor Graphics with the intent of enabling Mentor Graphics to make an offer that is at least as favorable to the stockholders of IKOS as such superior proposal;

         - before 6:00 p.m. California time on the fifth business day of such five business-day period Mentor Graphics has not made an offer that is at least as favorable to IKOS' stockholders as such superior proposal; and

         - at the end of such five business-day period the board of directors of IKOS reasonably believes that such takeover proposal continues to be a superior proposal.

     The termination fee is either $3.5 million or $3.8 million if either Mentor Graphics or IKOS terminates the Merger Agreement under any of the following circumstances:

     - the required vote of IKOS stockholders is not obtained at the IKOS stockholders meeting or the closing does not occur on or before September 14, 2002, and

         - before termination there was a trigger event or a takeover proposal with respect to IKOS;

         - the takeover proposal or trigger event involved an acquisition of at least 40% of a class of IKOS' stock or voting power or 40% or IKOS' assets;

         - at the time of termination the takeover proposal or trigger event was not absolutely and unconditionally withdrawn or abandoned by the competing bidder; and

         - within 12 months after termination a takeover proposal or trigger event involving IKOS is consummated or a letter of intent or preliminary or definitive agreement with respect to a takeover proposal or trigger event is signed by IKOS.

     The termination fee is $3.8 million if the takeover proposal or trigger event is consummated or the letter of intent, preliminary agreement or definitive agreement is signed with the same party that was responsible for the takeover proposal or trigger event that gave rise to termination; otherwise, the termination fee is $3.5 million. Such termination fee is due upon the earlier of consummation of the trigger event or takeover proposal or execution of a definitive agreement or letter of intent with a third party.

     The payment of any termination fees will not limit any additional remedies available to Mentor Graphics.

"NO-SHOP" PROVISION

     Until the Merger is completed or the Merger Agreement is terminated, IKOS has agreed not to directly or indirectly take any of the following actions:

     - solicit, initiate, intentionally encourage or facilitate any takeover proposal;

     - engage in discussions or negotiations with, or disclose any nonpublic information relating to IKOS or any of its subsidiaries to, or afford access to the properties, books or records of, IKOS or any of its subsidiaries to, any person that has advised IKOS that such person may be considering making a takeover proposal, or that the board of directors or officers of IKOS has reason to believe is seeking to make, or that has made, a takeover proposal; and

     - endorse, approve or recommend any takeover proposal or enter into any agreement (including any letter of intent, preliminary agreement or similar arrangement) providing for any takeover proposal.

     In addition, IKOS has agreed to notify its employees of such restrictions and, to direct them to refrain from taking any such actions and that any violation of such directions will be considered grounds for termination. However, these restrictions do not prevent the board of directors of IKOS from taking and disclosing to the IKOS stockholders a position with respect to a tender offer or otherwise complying with their obligations pursuant to Rules 14d-9 and 14e-2 promulgated under the Securities Exchange Act of 1934.

     The no-shop clause also contains a "fiduciary out." The "fiduciary out" allows IKOS to engage in discussions and negotiations, disclose non-public information, afford access to IKOS' properties, books and records, modify or withdraw its recommendation of the Merger, and approve an agreement for a superior proposal if:

     - a bona fide unsolicited written takeover proposal by a competing bidder is received by the IKOS board;

     - the IKOS board determines that the takeover proposal constitutes a superior proposal;

     - the IKOS board determines in good faith, after consultation with outside legal counsel, that it is necessary in order for IKOS directors to comply with their fiduciary duties to IKOS stockholders under applicable law;

     - IKOS has notified Mentor Graphics of such determination by the IKOS board and has provided Mentor Graphics with true and complete copies of the takeover proposal received from the competing bidder and the financial assumptions and projections reviewed and relied upon by the IKOS board (including assumptions and projections reviewed and relied upon by the IKOS board) in determining that a takeover proposal constitutes a superior proposal, and in determining that the conditions to completion of the Merger relating to IKOS' financial performance will not be satisfied;

     - IKOS first provides Mentor Graphics with all documents containing or referring to non-public information of IKOS that are supplied to the competing bidder;

     - IKOS enters into a nondisclosure agreement with the competing bidder containing terms at least as restrictive on the competing bidder as the terms of IKOS' confidentiality agreement with Mentor Graphics (contained in the Merger Agreement) are on Mentor Graphics; and

     - before modifying or withdrawing its recommendation, recommending a superior proposal or approving an agreement for a superior proposal, IKOS provides Mentor Graphics at least three business days prior notice.

     The fiduciary out only allows IKOS to approve entering into a superior proposal agreement and does not allow IKOS to enter into a superior proposal agreement before termination of the Merger Agreement.

     In addition, IKOS is obligated to immediately notify Mentor Graphics after receipt of any takeover proposal, any inquiry looking toward a takeover proposal, or any request for non-public information relating to IKOS or any of its subsidiaries or for access to the properties, books or records of IKOS or any of its subsidiaries by any person that has made (or that IKOS has reason to believe is considering making), a takeover proposal. IKOS is also required to keep Mentor Graphics fully informed of the status and details of any such proposal, inquiry, or request and shall provide Mentor Graphics with a true and complete copy of such proposal, inquiry, or request and any amendment thereto, if it is in writing, or a written summary of the material terms thereof, if it is not in writing.

     IKOS also agreed that it would end all existing discussions and negotiations regarding any takeover proposals with anyone other than Mentor Graphics existing as of the date of the Merger Agreement.

EXTENSION, WAIVER AND AMENDMENT OF THE MERGER AGREEMENT

     Subject to Section 251(d) of the Delaware General Corporation Law, the board of directors of either party may amend the Merger Agreement at any time by execution of a written amendment signed on behalf of each of the parties to the Merger Agreement. In addition, at any time prior to the completion of the Merger, either party may, to the extent legally allowed:

     - extend the other's time for the performance of any of the obligations or other acts under the Merger Agreement;

     - waive any inaccuracies in the other's representations and warranties; or

     - waive compliance by the other with any of the agreements or conditions contained in the Merger Agreement.

FURTHER ASSURANCES

     Both IKOS and Mentor Graphics are required to use their respective commercially reasonable efforts to fulfill the conditions to closing of the Merger, to effectuate the transactions contemplated by the Merger Agreement and to provide such documents and do such things as may be reasonably required by the other party for such purposes and to consummate the Merger.

EMPLOYMENT AND SEVERANCE ARRANGEMENTS

     Under the terms of the Merger Agreement, the Company is obligated to use its commercially reasonable efforts to obtain prior to consummation of the Merger the signatures of certain members of IKOS' executive management team to amendments to their existing severance agreements, to be effective upon the closing of the Merger.

     In addition, under the Merger Agreement, the Company is also obligated to use its commercially reasonable efforts to obtain the signatures of the Chief Operating Officer of IKOS and specified other IKOS employees to employment agreements with Mentor Graphics, to be effective upon the closing of the Merger.

BENEFIT PLANS AND PROGRAMS

     IKOS is required to take all action necessary to terminate, or cause to terminate, before the effective time of the Merger, any IKOS benefit plan that is a 401(k) plan or other defined contribution retirement plan or employee stock purchase plan. On or as soon as practicable following the effective time of the Merger, continuing employees of IKOS and its subsidiaries shall be eligible to participate in those benefit plans and programs maintained for similarly situated employees of Mentor Graphics on the same terms applicable to similarly situated employees of Mentor Graphics and to the extent that such plans and programs provide the benefits such IKOS employees had prior to the Merger.

     Each continuing employee of IKOS will be given credit, for purposes of any service requirements under Mentor Graphics' plans for his or her period of service with IKOS or any of its subsidiaries. Each continuing employee will, with respect to any Mentor Graphics plans or programs which have co-payment, deductible or other co-insurance features, receive credit for any amounts such individual has paid to date in the plan year of the Merger under comparable plans or programs maintained by IKOS or any of its subsidiaries prior to the Merger.

     Each continuing employee and eligible dependent who, upon completion of the Merger, was participating in an employee group health plan maintained by IKOS or any of its subsidiaries will not be excluded from Mentor Graphics' employee group health plan or limited in coverage thereunder by reason of any waiting period restriction or pre-existing condition limitation.

AMENDMENT TO IKOS STOCKHOLDER RIGHTS AGREEMENT

     In connection with the Merger Agreement, IKOS has executed an amendment to the Rights Agreement, dated March 12, 2002 pursuant to which neither Mentor nor Purchaser shall be deemed "acquiring persons" (as defined in the Rights Agreement) under the terms of the Rights Agreement by virtue of the approval, execution, delivery or performance of the Merger Agreement and the Offer and pursuant to which the execution, delivery and the performance of the Merger Agreement and the Offer shall not result in a "distribution date" (as defined in the Rights Agreement).

OPERATIONS FOLLOWING THE MERGER

     Upon completion of the Merger, IKOS will become a wholly-owned subsidiary of Mentor and the members of Purchaser's board will be the members of the board of IKOS. The membership of the Mentor board will remain unchanged as a result of the Merger. Following the Merger, the officers of Purchaser will be the officers of IKOS.

DIRECTORS AND OFFICERS AND LIABILITY INSURANCE

     The Merger Agreement provides that for not less than six years after the effective time of the Merger, Mentor Graphics will indemnify and hold harmless the present and former officers, directors, employees and agents of IKOS in respect of acts or omissions occurring on or prior to the effective time of the Merger to the extent provided for under IKOS' certificate of incorporation and bylaws and each indemnification agreement with IKOS directors and officers to which IKOS is a party, in each case in effect on March 12, 2002, as limited from time to time by applicable law.

     In addition, the Merger Agreement provides that for a period of six years after the completion of the Merger, Mentor Graphics will provide officers' and directors' liability insurance in respect of acts or omissions occurring on or prior to the completion of the Merger covering each person currently covered by IKOS' officers' and directors' liability insurance policy on terms at least as favorable as the coverage currently in effect on March 12, 2002. However, Mentor Graphics shall not be obligated to pay, or to cause the surviving corporation to pay, premiums in excess of 150% of the amount per annum IKOS paid in its last full fiscal year. Moreover, if Mentor Graphics or the surviving corporation is unable to obtain the insurance required by the Merger Agreement it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

     9. Conditions to the Offer. Notwithstanding any other provision of the Offer, we are not required to accept for payment or pay for any Shares, and we may terminate the Offer, if:

          (1) prior to the Expiration Date, any of the following conditions has not been satisfied:

             (a) the Company's stockholders validly tender and do not withdraw prior to the Expiration Date the number of Shares (including the associated Rights) representing, together with the Shares owned by Mentor Graphics, at least a majority of the total number of outstanding Shares on a fully diluted basis;

             (b) (i) the Company shall have breached or failed to perform in all material respects any of its covenants or other obligations under the Merger Agreement, (ii) any of the representations and warranties of the Company contained in the Merger Agreement that are qualified by reference to a Company Material Adverse Effect shall not be true when made or at any time prior to the consummation of the Offer as if made at and as of such time (except for representations and warranties which speak as of a particular date, shall not be true as of such particular date), or (iii) any of the representations and warranties of the Company contained in the Merger Agreement that are not so qualified shall not be true in all material respects when made or at any time prior to the consummation of the Offer as if made at and as of such time (except for representations and warranties which speak as of a particular date, shall not be true as of such particular date);

          (2) at any time on or after the date of the Offer to Purchase and prior to the Expiration Date, any of the following conditions exists:

             (a) there shall have been any law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger Agreement by any court of competent jurisdiction or other competent governmental or regulatory authority which, directly or indirectly, (1) prohibits, or imposes any material limitations on, Mentor Graphics' ownership or operation (or that of any of their respective subsidiaries or affiliates) of any portion of their or the Company's businesses or assets which is material to the business of all such entities taken as a whole, or compels Mentor Graphics (or its subsidiaries or affiliates) to dispose of or hold separate any portion of their or the Company's business or assets which is material to the business of all such entities taken as a whole, (2) prohibits, restrains or makes or seeks to make illegal the acceptance for payment, payment for or purchase of Shares pursuant to the Offer or the consummation of the Merger Agreement, (3) imposes material limitations on the ability of Mentor Graphics (or any of its subsidiaries or affiliates) effectively to acquire or to hold or to exercise full rights of ownership of the Shares purchased pursuant to the Offer including, without limitation, the right to vote such Shares on all matters properly presented to the Company's stockholders, (4) imposes material limitations on the ability of Mentor Graphics (or any of its subsidiaries or affiliates) effectively to control in any material respect any material portion of the business, assets, liabilities, capitalization, stockholder's equity, condition (financial or otherwise), licenses or franchises or results of operations of the Company and its subsidiaries taken as a whole, (5) seeks to require divestiture by Mentor Graphics or any affiliate of Mentor Graphics of any Share, (6) in the reasonable discretion of Mentor Graphics, imposes or seeks to impose any material condition to the Offer which is unacceptable to Mentor Graphics, (7) in the reasonable discretion of Mentor Graphics, might result in a diminution of the value of the Shares or the benefits expected to be derived by Mentor Graphics as a result of the Offer or the Merger Agreement, (8) restrains or prohibits or seeks to restrain or prohibit the performance of any of the contracts or other arrangements entered into by Mentor Graphics or any of its affiliates in connection with the acquisition of the Company or obtains or seeks to obtain any material damages or otherwise directly or indirectly relates to the Offer, or (9) otherwise materially adversely affects the Company and its subsidiaries or Mentor Graphics or any of its subsidiaries, taken as a whole;

             (b) there shall be threatened, instituted or pending any action, suit, proceeding, application, claim or counterclaim brought by a governmental or regulatory authority or by any other person, domestic or foreign (whether brought by the Company, an affiliate of the Company, or any other person) (1) challenging or seeking to make illegal the acquisition by Mentor Graphics of Shares or otherwise seeking to restrain, delay or prohibit the making or consummation of the Offer, the Merger Agreement or any other subsequent business transaction with the Company, (2) challenging or seeking to, or which is reasonably likely to, make illegal, materially delay or otherwise directly or indirectly restrain or prohibit or seeking to, or which is reasonably likely to, impose voting, procedural, price or other requirements, including any such requirements under California law, in addition to those required by the federal securities laws and the Delaware General Corporation Law (each as in effect on the date of the Offer to Purchase), in connection with making the Offer, the acceptance for payment of, or payment for, any Shares by Mentor Graphics or any other affiliate of Mentor Graphics of the Merger Agreement or other business combination with the Company, or seeking to obtain material damages in connection therewith, or (3) that could reasonably be expected to result, directly or indirectly, in any of the consequences referred to in clauses (1) through (9) of paragraph (a) above;

             (c) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market in excess of one day, (2) any limitation (whether or not mandatory) by any United States governmental or regulatory authority on the extension of credit by banks or other financial institutions, or (3) in the case of any of the foregoing, a material acceleration or worsening thereof;

             (d) there shall have occurred a Company Material Adverse Effect;

             (e) the Agreement shall have been terminated in accordance with its terms, or Mentor Graphics and the Company shall have agreed that Mentor Graphics shall amend the Offer, to terminate the Offer or postpone the payment for Shares thereunder;

             (f) any required approval, permit, authorization or consent of any governmental authority or agency (including under applicable antitrust laws and those described or referred to in the Offer to Purchase) shall not have been obtained on terms satisfactory to Mentor Graphics in its reasonable discretion; or

             (g) the Company shall have entered into any agreement or transaction with any person or entity who is a competitor of Mentor Graphics having the effect of materially diminishing the expected economic value to Mentor Graphics of the acquisition of the Company, including any agreement by which such a competitor is granted original equipment manufacturing, marketing or other rights;

which, in the reasonable judgment of Mentor Graphics, in any such case, and regardless of the circumstances (including any action or inaction by Mentor Graphics or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment.

     The foregoing conditions are for the sole benefit of Mentor and Purchaser and may be asserted by Mentor or Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Mentor or Purchaser in whole or in part at any time and from time to time in their reasonable discretion. The failure by Mentor or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. In compliance with the requirements of the Exchange Act, Mentor Graphics has the right to extend the Offer for up to ten business days, if, immediately prior to the scheduled or extended Expiration Date, the Company Common Stock tendered and not withdrawn pursuant to the Offer constitute more than 50% but less than 90% of the outstanding Company Common Stock. Any determination by Mentor or Purchaser concerning the events described in this
Section 9 will be final and binding on all parties.

     10.  Certain Legal Matters; Regulatory Approvals.

     Antitrust Compliance. On January 15, 2002, the waiting period under the HSR Act expired with respect to the acquisition of Shares pursuant to the Offer and the Merger.

     Mentor is in the process of collecting information from the Company in order to determine whether prior to consummation of the Offer antitrust or other competition law filings must be made in any other countries. If any such filing is required, waiting periods or similar timing requirements may apply that would require that the Offer be extended beyond the Expiration Date.

     Appraisal Rights. Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of Shares will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of their Shares in connection with the Merger. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL which is set forth in Annex A to this Supplement.

     Litigation. Upon consummation of the Merger, Mentor Graphics and the Company have agreed to cause the dismissal with prejudice of the litigations currently pending before the Delaware Court of Chancery and the United States District Court for the District of Delaware relating to the Synopsys Agreement and the Offer.

     11. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Mentor Graphics may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

     No person has been authorized to give any information or make any representation on behalf of Purchaser or Mentor not contained in this Supplement, the Offer to Purchase or in the revised (yellow) Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

     Mentor Graphics has filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner set forth in Section 3 of this Supplement.

     EXCEPT AS OTHERWISE SET FORTH IN THIS SUPPLEMENT AND IN THE REVISED (YELLOW) LETTER OF TRANSMITTAL, THE TERMS AND CONDITIONS PREVIOUSLY SET FORTH IN THE OFFER TO PURCHASE REMAIN APPLICABLE IN ALL RESPECTS TO THE OFFER, AND THIS SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE OFFER TO PURCHASE.

     Neither the delivery of this Supplement or the Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of Mentor, Purchaser, the Company or any of their respective subsidiaries since the date as of which information is furnished or the date of this Supplement.

                                          MENTOR GRAPHICS CORPORATION

                                          FRESNO CORPORATION

March 13, 2002

                                                                         ANNEX A

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

                              RIGHTS OF APPRAISAL

SECTION 262.  APPRAISAL RIGHTS.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec.228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depositary receipt" mean a receipt or other instrument issued by a depositary representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depositary.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec.251 (other than a merger effected pursuant to sec.251(g) of this title), sec.252, sec.254, sec.257, sec.258, sec.263 or sec.264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depositary receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec.251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec.251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depositary receipts in respect thereof;

             b. Shares of stock of any other corporation, or depositary receipts in respect thereof, which shares of stock (or depositary receipts in respect thereof) or depositary receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depositary receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depositary receipts and cash in lieu of fractional shares or fractional depositary receipts described in the foregoing subparagraphs a., b., and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec.253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec.228 or sec.253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who was complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                 SUPPLEMENT TO
                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                                       OF

                               IKOS SYSTEMS, INC.
                                       AT
                              $11.00 NET PER SHARE
                                       BY

                               FRESNO CORPORATION
                          A WHOLLY-OWNED SUBSIDIARY OF

                          MENTOR GRAPHICS CORPORATION

     The revised (yellow) Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

                        The Depositary for the Offer is:

                            [WILMINGTON TRUST LOGO]

By Mail:                                       By Hand/Overnight Courier:
CT Reorg. Svcs., Drop Code 1615                Wilmington Trust Company
Wilmington Trust Company                       Rodney Square North
P.O. Box 8861                                  1100 North Market Street
Wilmington, Delaware 19899-8861                Wilmington, Delaware 19890-1615
                                               Attn: Corporate Trust Reorg. Svcs.
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                                 By Facsimile:

                                 (302) 636-4145

                             Confirm by Telephone:

                                 (302) 636-6518

     If you have questions or need additional copies of the Supplement, the Offer to Purchase and the revised (yellow) Letter of Transmittal, you can call the Information Agent at its address and telephone number set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                                [MACKENZIE LOGO]

                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (Call Collect)
                      E-mail: proxy@mackenziepartners.com
                                       or
                         Call Toll Free (800) 322-2885